

Mail Stop 3561

November 8, 2016

John J. Hardig
Chief Financial Officer
XPO Logistics, Inc.
Five Greenwich Office Park
Greenwich, Connecticut 06831

> **Re: XPO Logistics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed August 8, 2016**
> **File No. 001-32172**

Dear Mr. Hardig:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.   We note that "cost of transportation and services" is material to your consolidated and segment results and it appears to vary materially as a percent of revenue between annual and corresponding interim periods on a consolidated and segment basis. Please quantify, discuss, and analyze changes in cost of transportation and services on a stand-alone basis in addition to your current disclosure which is made in the context of net revenues. Refer to Item 303(a)(3)(i) of Regulation S-K and instruction number 4 of "Instructions to paragraph 303(a)" for guidance. In your revised disclosure, please consider quantifying

and discussing the significant components of cost of transportation and services, to the extent material.

Form 10-Q for the Quarter Ended June 30, 2016

Item 4. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 32

2.   Your conclusion regarding the effectiveness of disclosures controls and procedures refers to "material" information, but the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) does not contain such limitation. In addition, your disclosure did not indicate that information required to be disclosed is accumulated and communicated to management as appropriate "to allow timely decisions regarding required disclosure." Although there is no requirement to disclose the full definition, deviation from the definition gives the appearance of limiting or qualifying management's conclusion. Please represent to us and revise future filings to state management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure